

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 10, 2008

VIA U.S. MAIL AND FAX (952) 996 - 1600

Curt A. Reynders
Chief Financial Officer
NVE Corporation
11409 Valley View Road
Eden Prairie, Minnesota 55344

> **Re: NVE Corporation**
> **Form 10-K for the year ended March 31, 2007**
> **Filed May 25, 2007**
> **Form 10-Q for the quarter ended December 31, 2007**
> **Filed January 23, 2008**
> **File No. 000-12196**

Dear Mr. Reynders:

We have reviewed your letter dated February 18, 2008 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Inventory Reserves Estimation, page 16

1.   Please refer to our prior comment 1. You responded that your inventory reserve is for potentially excess and slow-moving inventory, not for lower-of-cost-or-market write-downs. Note that in accounting for inventories, a loss should be recognized whenever the utility of goods is impaired by damage, deterioration, obsolescence, changes in price levels, or other causes. The *measurement of such losses* is accomplished by applying the rule of pricing inventories at cost or market, whichever is lower. Refer to Chapter 4, paragraph 8 of ARB 43 and explain to us why your inventory valuation accounting is not for lower of cost or market. Also explain to us your inventory valuation accounting in greater detail and why your accounting is in accordance with U.S. GAAP. Please cite the applicable U.S. GAAP that supports your conclusions.

Form 10-Q for the Fiscal Quarter ended December 31, 2007

Note 4. Marketable Securities, page 8

2.   Please refer to our prior comment 4. Please refer to paragraph 17 of FSP Nos. FAS 115-1 and FAS 124-1 and disclose all information required under that paragraph, *if applicable,* in your future filings.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant